Exhibit 99.1

C3is Inc.

C3is Inc. reports second quarter and six months 2025 financial and operating results

Athens, Greece, September 2, 2025 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk and tanker seaborne transportation services, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2025.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•

Our handysize dry bulk carriers are on time charters of short-term durations, producing steady cash flows, while our Aframax tanker operates in the spot market, currently achieving voyage charter rates of around $25,000 per day.

•	All of our vessels are unencumbered.

•

Fleet operational utilization of 78% for the three months ended June 30, 2025, mainly due to the commercial idle days of the Aframax tanker operating in the spot market. Vessels operating under time charter employment had less idle days.

•

Revenues of $10.7 million for the three months ended June 30, 2025, corresponding to a daily TCE[1] of $16,466, as compared to revenues of $10.8 million for the three months ended June 30, 2024, which corresponded to a daily TCE of $23,938.

•	Cash and cash equivalents and time deposits balance of $2.3 million at the end of Q2 2025.

•	For the second quarter of 2025, daily TCE decreased by 31% as compared to the same period in 2024.

•	Net Loss of $5.3 million, EBITDA[1] of $(3.7) million and Loss per Share, Basic, of $8.78 for the three months ended June 30, 2025.

•	For the six months ended June 30, 2025, we reported a Net Income of $2.6 million and Earnings per Share, Basic, of $0.52.

•	Adjusted net income[1] of $1.1 million for the three months ended June 30, 2025, a decrease of 62% compared to $2.9 million for the three months ended June 30, 2024.

•	Adjusted EBITDA[1] of $2.8 million for the three months ended June 30, 2025, a decrease of 43% compared to $4.9 million for the three months ended June 30, 2024.

•

In April 2025, the Company settled the outstanding balance of $14.6 million due to the sellers of the bulk carrier Eco Spitfire, representing 90% of the purchase price of the vessel. The funds used were provided by operations, cash on hand and net proceeds from equity offerings.

[1]

TCE, EBITDA, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

The Company has met all of its capital expenditure commitments, totalling $59.2 million, without resorting to any bank loans. These expenditures mainly related to the acquisitions of our Aframax tanker, the Afrapearl II, and our bulk carrier, the Eco Spitfire.

•

The Company recorded a non-cash adjustment of $6.4 million as “Loss on Warrants” for the three months ended June 30, 2025, mainly due to the change in the fair value of warrants between March 31, 2025 and June 30, 2025.

•	In August 2025, our Aframax tanker, the Afrapearl II, successfully completed its dry-docking, over 23 days at a cost of approximately $1.3 million.

Second Quarter 2025 Results:

•

Voyage revenues for the three months ended June 30, 2025 amounted to $10.7 million, a decrease of $0.1 million compared to revenues of $10.8 million for the three months ended June 30, 2024, primarily due to the decrease in the average TCE rates of our vessels. Total calendar days for our fleet were 364 days for the three months ended June 30, 2025, as compared to 325 days for the same period in 2024. Of the total calendar days in the second quarter of 2025, 217, or 59.6%, were time charter days, as compared to 203 or 62.5% for the same period in 2024. Our fleet operational utilization was 78.0% and 87.7% for the three months ended June 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the three months ended June 30, 2025 were $4.7 million and $2.4 million, respectively, compared to $3.1 million and $2.0 million for the three months ended June 30, 2024. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended June 30, 2025 included bunkers cost and port expenses of $2.4 million and $2.3 million, respectively, corresponding to 51% and 49% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the three months ended June 30, 2025 mainly included crew expenses of $1.3 million, corresponding to 54% of total operating expenses, spares and consumables costs of $0.5 million, corresponding to 21% of total vessel operating expenses, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Depreciation for the three months ended June 30, 2025 was $1.6 million, a $0.1 million increase from $1.5 million for the same period of last year, due to the increase in the average number of our vessels.

•

Management fees for the three months ended June 30, 2025 were $0.16 million, a $0.02 million increase from $0.14 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the three months ended June 30, 2025 and 2024 were $0.7 million and $0.6 million, respectively. The $0.1 million increase is primarily due to an increase in stock-based compensation costs.

•

Interest and finance costs for the three months ended June 30, 2025 and 2024 were $0.04 million and $0.9 million, respectively. This decrease is related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the three months ended June 30, 2025 and 2024 was $0.03 million and $0.4 million, respectively. This decrease is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Loss on warrants for the three months ended June 30, 2025 was $6.4 million whereas loss on warrants for the three months ended June 30, 2024 was $14.5 million. This change related to net fair value losses on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Loss of $5.3 million and related EPS of ($8.78).

•

Adjusted net income was $1.1 million corresponding to an Adjusted (loss)/earnings per share (“EPS”), basic, of ($0.51) for the three months ended June 30, 2025, compared to an Adjusted Net Income of $2.9 million corresponding to an Adjusted EPS, basic, of $6.15 for the same period of last year. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•

Adjusted EBITDA for the three months ended June 30, 2025 and 2024 amounted to $2.8 million and $4.9 million, respectively. An average of 4.0 vessels were owned by the Company during the three months ended June 30, 2025 compared to 3.6 vessels for the same period in 2024.

Six months 2025 Results:

•

Voyage revenues for the six months ended June 30, 2025 amounted to $19.4 million, a decrease of $4.2 million compared to revenues of $23.6 million for the six months ended June 30, 2024, primarily due to the decrease in the average TCE rate of our vessels. Total calendar days for our fleet were 724 days for the six months ended June 30, 2025, as compared to 598 days for the same period in 2024. Of the total calendar days in the first six months of 2025, 464 or 64.1%, were time charter days, as compared to 367 or 61.4% for the same period in 2024. Our fleet operational utilization was 84.8% and 90.3% for the six months ended June 30, 2025 and 2024, respectively.

•

Voyage expenses and vessels’ operating expenses for the six months ended June 30, 2025 were $7.6 million and $4.6 million, compared to $6.0 million and $3.8 million for the six months ended June 30, 2024. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the six months ended June 30, 2025 mainly included bunker costs of $3.9 million, corresponding to 51% of total voyage expenses, and port expenses of $3.2 million, corresponding to 42% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market. Operating expenses for the six months ended June 30, 2025 mainly included crew expenses of $2.4 million, corresponding to 52% of total operating expenses, spares and consumables costs of $0.9 million, corresponding to 20%, and maintenance expenses of $0.6 million, representing works and repairs on the vessels, corresponding to 13% of total vessel operating expenses.

•

Depreciation for the six months ended June 30, 2025 was $3.3 million, a $0.4 million increase from $2.9 million for the same period of last year, due to the increase in the average number of our vessels.

•	Management fees for the six months ended June 30, 2025 and 2024 were $0.3 million for both periods.

•

General and Administrative costs for the six months ended June 30, 2025 and 2024 were $1.3 million and $2.1 million, respectively. The $0.8 million decrease mainly related to expenses incurred in the six months ended June 2024 relating to the two public offerings.

•

Interest and finance costs for the six months ended June 30, 2025 and 2024 were $0.4 million and $1.7 million, respectively. The $1.3 million decrease is related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II - which was completely repaid in July 2024 - and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

•

Interest income for the six months ended June 30, 2025 and 2024 was $0.2 million and $0.6 million respectively. The decrease of $0.4 million is due to the reduction in time deposits held by the Company, after the settlement of the balance due on the bulk carrier, the Eco Spitfire.

•

Gain on warrants for the six months ended June 30, 2025 was $0.5 million as compared with the loss on warrants of $15.2 million for the six months ended June 30, 2024, and mainly related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants and were classified as liabilities.

•	Net Income of $2.6 million and related EPS of $0.52.

•

Adjusted Net Income was $2.3 million, corresponding to an Adjusted EPS, basic, of $0.15 for the six months ended June 30, 2025, compared to an adjusted net income of $7.3 million, corresponding to an Adjusted EPS, basic, of $17.41 for the same period of the last year. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	Adjusted EBITDA for the six months ended June 30, 2025 and 2024 amounted to $5.8 million and $11.3 million respectively.

•	An average of 4.0 vessels were owned by the Company during the six months ended June 30, 2025 compared to 3.3 vessels for the same period of 2024.

CEO Dr. Diamantis Andriotis commented:

For the first half of 2025, we reported Voyage Revenues of $19.4 million, EBITDA of $6.0 million, Net Income of $2.6 million, and EPS of $0.52.

In April 2025 we paid off the remaining balance of $14.6 million due on our bulk carrier, the Eco Spitfire. In August 2025, we successfully completed the dry-docking of our Aframax tanker, the Afrapearl II.

Major changes in the maritime shipping industry were caused by extensive transitions in the world due to geopolitical factors, environmental regulations, demand patterns and weather-related challenges. Despite these shifting dynamics, C3is Inc.’s performance remained solid, with an increase of its fleet capacity by over 230% since inception, without incurring any bank debt.

We are fully deleveraged, thus significantly enhancing our financial flexibility. This financial position provides a strong foundation for our future growth.

Our performance so far has demonstrated our resilience and strategic focus; we are confident that we have established foundations that are adaptable to this changing environment, thereby enhancing our fundamental ability to both further develop existing core businesses, as well as explore potential new growth businesses.

Conference Call details:

On September 2, 2025, at 11:00 am ET, the Company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns four vessels, three Handysize drybulk carriers with a total capacity of 97,664 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting in a fleet total capacity of 213,464 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance including our intentions relating to fleet growth and diversification and financing, and outlook for our shipping sectors and vessel earnings, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: our ability to maintain compliance with Nasdaq continued listing requirements, the strength of world economies and currencies, geopolitical conditions, including any trade disruptions resulting from tariffs or other protectionist measures imposed by the United States or other countries, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is Inc.’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in any financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, including the conflict in Ukraine and related sanctions and the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended June 30, 2024 and June 30, 2025.

FLEET DATA	Q2 2024	Q2 2025	6M 2024	6M 2025
Average number of vessels (1)	3.6	4.0	3.3	4.0
Period end number of owned vessels in fleet	4	4	4	4
Total calendar days for fleet (2)	325	364	598	724
Total voyage days for fleet (3)	321	364	594	724
Fleet utilization (4)	98.8%	100.0%	99.3%	100.0%
Total charter days for fleet (5)	203	217	367	464
Total spot market days for fleet (6)	118	147	227	260
Fleet operational utilization (7)	87.7%	78.0%	90.3%	84.8%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with repairs, drydockings or special or intermediate surveys.

4)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.
5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net (loss)/income before loss/(gain) on warrants and share based compensation. EBITDA represents net (loss)/income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net (loss)/income before interest and finance costs, interest income, depreciation, loss/(gain) on warrants and share based compensation.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance.

(Expressed in United States Dollars, except number of shares)	Second Quarter Ended June 30th,		Six-Month Period Ended June 30th,
	2024	2025	2024	2025
Net (Loss)/Income - Adjusted Net Income
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus/(less) loss/(gain) on warrants	14,546,665	6,358,529	15,176,536	(508,232)
Plus share based compensation	63,015	114,890	126,480	228,518
Adjusted Net income	2,852,728	1,144,969	7,332,684	2,308,677

Net (Loss)/Income - EBITDA
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus interest and finance costs	947,877	39,582	1,700,423	370,127
Less interest income	(433,389)	(27,504)	(642,567)	(177,264)
Plus depreciation	1,544,412	1,625,470	2,926,709	3,250,941
EBITDA	(9,698,052)	(3,690,902)	(3,985,767)	6,032,195

Net (Loss)/Income - Adjusted EBITDA
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Plus loss/Less (gain) on warrants	14,546,665	6,358,529	15,176,536	(508,232)
Plus share based compensation	63,015	114,890	126,480	228,518
Plus interest and finance costs	947,877	39,582	1,700,423	370,127
Less interest income	(433,389)	(27,504)	(642,567)	(117,264)
Plus depreciation	1,544,412	1,625,470	2,926,709	3,250,941
Adjusted EBITDA	4,911,628	2,782,517	11,317,249	5,752,481

EPS
Numerator
Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(379,166)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	—	—	—	(11,926)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,356,000)	(2,862,000)	(1,818,000)
Net (loss)/income attributable to common shareholders, basic	(11,946,535)	(6,874,033)	(11,211,498)	381,382
Denominator
Weighted average number of shares	432,757	782,631	234,474	733,370
EPS - Basic	(27.61)	(8.78)	(47.82)	0.52

Adjusted EPS
Numerator
Adjusted net income	2,852,728	1,144,969	7,332,684	2,308,667
Less: Cumulative dividends on preferred shares	(189,583)	(189,583)	(379,166)	(377,083)
Less: Undistributed earnings allocated to non-vested shares	(3,257)	—	(9,225)	(3,444)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares	—	(1,356,000)	(2,862,000)	(1,818,000)
Adjusted net income/(loss) attributable to common shareholders, basic	2,659,888	(400,614)	4,082,293	110,150

Denominator
Weighted average number of shares	432,757	782,631	234,477	733,370
Adjusted EPS	6.15	(0.51)	17.41	0.15

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in U.S. Dollars except for available days and Time charter equivalent rate)	Q2 2024	Q2 2025	6M 2024	6M 2025
Voyage revenues	10,827,194	10,737,341	23,619,205	19,408,005
Voyage expenses	3,142,982	4,743,553	5,975,974	7,581,551
Time charter equivalent revenues	7,684,212	5,993,788	17,643,231	11,826,454
Total voyage days for fleet	321	364	594	724
Time charter equivalent rate	23,938	16,466	29,702	16,335

C3is Inc.

Unaudited Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, except for number of shares)

	Q2 2024	Q2 2025	6M 2024	6M 2025
Revenues
Revenues	10,827,194	10,737,341	23,619,205	19,408,005

Total revenues	10,827,194	10,737,341	23,619,205	19,408,005

Expenses
Voyage expenses	3,009,046	4,614,730	5,680,135	7,343,749
Voyage expenses – related party	133,936	128,823	295,839	237,802
Vessels’ operating expenses	1,953,301	2,360,493	3,730,571	4,489,982
Vessels’ operating expenses – related party	33,667	34,000	67,167	66,500
Drydocking costs	—	78,701	—	78,701
Management fees – related party	143,000	160,160	263,120	318,560
General and administrative expenses	490,991	531,893	1,885,898	1,059,681
General and administrative expenses – related party	111,623	145,419	223,059	270,245
Depreciation	1,544,412	1,625,470	2,926,709	3,250,941

Total expenses	7,419,976	9,679,689	15,072,498	17,116,161

Income from operations	3,407,218	1,057,652	8,546,707	2,291,844

Other (expenses)/income
Interest and finance costs	(6,663)	(2,229)	(8,592)	(4,192)
Interest and finance costs – related party	(941,214)	(37,353)	(1,691,831)	(365,935)
Interest income	433,389	27,504	642,567	177,264
Foreign exchange loss	(103,017)	(15,495)	(282,647)	(18,822)
(Loss)/gain on warrants	(14,546,665)	(6,358,529)	(15,176,536)	508,232

Other (expenses)/income, net	(15,164,170)	(6,386,102)	(16,517,039)	296,547

Net (loss)/income	(11,756,952)	(5,328,450)	(7,970,332)	2,588,391

(Loss)/Earnings per share (ii)
- Basic	(27.61)	(8.78)	(47.82)	0.52
- Diluted	(27.61)	(8.78)	(47.82)	(0.06)
Weighted average number of shares
- Basic	432,757	782,631	234,474	733,370
- Diluted	432,757	782,631	234,474	1,804,320

ii	The computation of (loss)/earnings per share gives retroactive effect to the reverse stock splits effected in April 2024, December 2024 and April 2025.

C3is Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2024	June 30, 2025
Assets
Current assets
Cash and cash equivalents	4,640,343	675,771
Time deposits	7,948,706	1,600,000
Trade and other receivables	2,815,442	5,682,159
Other current assets	—	27,891
Inventories	884,148	1,142,233
Advances and prepayments	21,951	18,193
Operating lease right-of-use assets	28,768	58,525

Total current assets	16,339,358	9,204,772

Non current assets
Vessels, net	84,149,805	80,898,864

Total non current assets	84,149,805	80,898,864

Total assets	100,489,163	90,103,636

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	908,342	1,350,901
Payable to related parties	16,319,561	2,964,300
Accrued and other liabilities	1,272,095	1,223,554
Operating lease liabilities	28,768	58,525
Deferred income	162,108	115,667

Total current liabilities	18,690,874	5,712,947

Non current liabilities
Warrant liability	10,437,034	9,799,073

Total non current liabilities	10,437,034	9,799,073

Total liabilities	29,127,908	15,512,020

Commitments and contingencies
Stockholders’ equity
Capital stock	7,065	9,239
Preferred stock, Series A	6,000	6,000
Additional paid-in capital	71,091,138	73,926,017
Retained earnings	257,052	650,360

Total stockholders’ equity	71,361,255	74,591,616

Total liabilities and stockholders’ equity	100,489,163	90,103,636

C3is Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	6M 2024	6M 2025
Cash flows from operating activities
Net (loss)/income for the period	(7,970,332)	2,588,391
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	2,926,709	3,250,941
Share based compensation	126,480	228,518
Unrealized foreign exchange loss on time deposits	156,921	—
Loss/(gain) on warrants	15,176,536	(508,232)
Noncash lease expense	2,386	33,002
Offering costs attributable to warrant liability	1,078,622	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	7,265,016	(2,866,717)
Other current assets	(64,399)	(27,891)
Inventories	(420,139)	(258,085)
Advances and prepayments	35,925	3,758
Increase/(decrease) in
Trade accounts payable	361,504	442,559
Changes in operating lease liabilities	(2,386)	(33,002)
Payable to related parties	2,659,029	27,823
Accrued and other liabilities	244,147	(48,541)
Deferred income	(183,023)	(46,441)

Net cash provided by operating activities	21,392,996	2,786,083

Cash flows from investing activities
Acquisition of vessel	(1,623,125)	—
Increase in bank time deposits	(20,001,175)	(1,600,000)
Maturity of bank time deposits	15,012,671	7,948,706

Net cash (used in)/provided by investing activities	(6,611,629)	6,348,706

Cash flows from financing activities
Proceeds from follow-on offerings	13,147,990	—
Repayment of seller and capital expenditures financing	—	(13,381,000)
Proceeds from exercise of warrants	5,852,396	660,806
Stock issuance costs	(1,778,633)	—
Dividends paid on preferred shares	(381,250)	(379,167)

Net cash provided by/(used in) financing activities	16,840,503	(13,099,361)

Net increase/(decrease) in cash and cash equivalents	31,621,870	(3,964,572)
Cash and cash equivalents at beginning of period	695,288	4,640,343

Cash and cash equivalents at end of period	32,317,158	675,771